Exhibit 99.1

Press Release

HARVEST ANNOUNCES NOTICE OF REDEMPTION FOR THE 7.25%
CONVERTIBLE UNSECURED DEBENTURES DUE SEPTEMBER 2013 AND
EXECUTION OF NEW SENIOR UNSECURED CREDIT FACILITY

CALGARY, ALBERTA – MARCH 15, 2013: Harvest Operations Corp. (“Harvest”) is pleased to announce that on April 15, 2013 (the “Redemption Date”) it will redeem the $330,548,000 principal amount of its 7.25% convertible unsecured subordinated debentures (the “2013 Debentures”) scheduled to mature on September 30, 2013. The 2013 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol HTE.DB.E.

Upon redemption, Harvest will pay to the holders of 2013 Debentures the redemption price equal to the outstanding principal amount of the 2013 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,002.9794 per $1,000 principal amount of 2013 Debentures. The 2013 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture and supplemental indenture governing the 2013 Debentures.

Harvest expects that holders would no longer want to convert debentures as the conversion price of $10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

On March 15, 2013, Harvest entered into a senior unsecured credit facility (the “Credit Facility”) for US$400 million with a syndicate of four lenders. Harvest intends to use borrowings under the Credit Facility to redeem the 2013 Debentures and Harvest’s 7.25% convertible unsecured subordinated debentures (TSX: HTE.DB.F) scheduled to mature on February 28, 2014 which are to be redeemed on April 2, 2013. The Credit Facility will be guaranteed by Korea National Oil Corporation and will terminate six months from initial drawdown.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation (KNOC). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with the exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments. Harvest's outstanding debentures are traded on the TSX under the symbols HTE.DB.E, HTE.DB.F and HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with the storage of petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:

Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca